UNITED STATES
                       SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934




         Quentra Networks, Inc. (formerly, Coyote Network Systems, Inc.)
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  22406P 108
------------------------------------------------------------------------------
                                (CUSIP Number)

                              February 3, 2000
------------------------------------------------------------------------------
            (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22406P 108

------------------------------------------------------------------------------
1.    Names Of Reporting Persons
      I.R.S. Identification Nos. of above persons
      (entities only)

      LEON G. COOPERMAN
      S.S. No. ###-##-####

------------------------------------------------------------------------------
2.    Check Appropriate Box if a Member of a Group *

      (a)  [ ]
      (b)  [X]

------------------------------------------------------------------------------
3.    SEC Use Only
------------------------------------------------------------------------------
4.    Citizenship or Place of Organization

      UNITED STATES

------------------------------------------------------------------------------
               (5)  Sole Voting Power
                      708,299

               ---------------------------------------------------------------
Number of      (6)  Shared Voting Power
Shares Bene-          344,333
ficially
Owned by       ---------------------------------------------------------------
Each Report-   (7)  Sole Dispositive Power
ing Person            708,299
With:
               ---------------------------------------------------------------
               (8)  Shared Dispositive Power
                      344,333

------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,052,632

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares *


------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (11):

        7.4%

------------------------------------------------------------------------------
12.   Type of Reporting Person*

        IN
                      * See Instructions Before Filling Out.

CUSIP No. 22406P 108

Item 1(a).  Name of Issuer:
            Quentra Networks, Inc. (the "Issuer").

Item 1(b).  Address of the Issuer's Principal Executive Offices:

            1640 South Sepulveda Boulevard
            Suite 222
            Los Angeles, CA  90025

Item 2(a).  Name of Person Filing:

            This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

            Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Institutional Partners, L.P. ("Institutional LP"), and Omega Capital Investors, L.P. ("Investors LP"). These entities are private investment firms engaged in the purchased and sale of securities for investment for their own accounts.

            Mr. Cooperman is the President and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in providing investment management services and is deemed to control said entity. Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Islands exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

            Advisors also serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

            Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Institutional LP, Investors LP and Advisors.

Item 2(b)   Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Mr. Cooperman, Capital LP, Institutional LP, Investors LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005.

Item 2(c)   Citizenship:

            Mr. Cooperman is a United States citizen;

CUSIP No. 22406P 108

Item 2(d)   Title of Class of Securities:

            Common Stock, (the "Shares")

Item 2(e)   CUSIP Number:  22406P 108

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

            This Item 3 is not applicable.

Item 4.     Ownership.

Item 4(a) (b) Amount Beneficially Owned and Percent of Class:

            As of February 3, 2000, Mr. Cooperman may be deemed the beneficial owner of 1,052,632 Shares which constitutes approximately 7.4% of the sum of the total number of Shares outstanding plus the Shares (which, as Convertible Shares, are included in the calculation of outstanding Shares pursuant to
Section 240.13d-3(d)(1)(i)(D)). The Company's Form 10-Q for the quarterly period ended September 30, 1999 reflected 13,094,049 Shares outstanding as of November 9, 1999.

            This consists of 346,870 Shares owned by Capital LP; 15,303 Shares owned by Institutional LP; 31,732 Shares owned by Investors LP; 314,394 Shares owned by Overseas; and 344,333 Shares owned by the Managed Accounts.

Item 4(c)   Number of Shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

            708,299

(ii)   Shared power to vote or to direct the vote:

            344,333

(iii)  Sole power to dispose or to direct the disposition of:

            708,299

(iv)   Shared power to dispose or to direct the disposition of:

            344,333

Item 5.     Ownership of Five Percent or Less of a Class.

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            This Item 6 is not applicable.

CUSIP No. 22406P 108

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            This Item 7 is not applicable.

Item 8.     Identification and Classification of Members of the Group.

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group.

            This Item 9 is not applicable.

Item 10.    Certification.

            By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  September 11, 2000


/s/ Leon G. Cooperman
LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.
Omega Institutional Partners, L.P., and
Omega Capital Investors, L.P., and
as President of Omega Advisors, Inc.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)